Serono S.A.
Centre Industriel
CH-1267 Coinsins
Tel.+41 22 354 5000
Fax+41 22 354 5762
www.serono.com

Goldman, Sachs & Co. Bank
Münsterhof 4
CH-8001 Zurich
Switzerland

and

UBS AG
Banhhofstrasse 45
CH-8001 Zurich
Switzerland

As of 26 November 2003

Guarantee

As security for the CHF 600,000,000 0.5% unsubordinated convertible bonds due 2008 (the "Bonds") issued by Ares International Finance 92 Ltd., PO Box 1034GT, 4th Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, Cayman Islands (the "Issuer"), Serono S.A, 1267 Coinsins, Switzerland, (the "Guarantor") herewith irrevocably and unconditionally guarantees, in accordance with the terms of Article 111 of the Swiss Federal Code of Obligations:

the due and punctual payment of principal amount, interest and accretion and all additional amounts, and the due and punctual discharge of the other obligations owed by the Issuer, all as stipulated in the terms of the bonds (the "Terms of the Bonds") attached to the bond purchase agreement between Goldman, Sachs & Co. Bank, Zurich, and UBS AG, Zurich, on the one hand, and the Guarantor and the Issuer, on the other hand, dated 17 November 2003 (the "Bond Purchase Agreement") and in the paying and conversion agency agreement dated of the same date between the Issuer and the Guarantor on the one hand and UBS AG,

Zurich on the other hand, (the "Paying and Conversion Agency Agreement", together with the Bond Purchase Agreement, the "Agreements") (the "Guarantee").

The Guarantee shall be valid irrespective of the validity of the Bonds, the Terms of the Bonds, or the Agreements.

The Guarantor agrees to pay UBS AG, for the benefit of the Bondholders, any amount claimed under the Guarantee (or if the Guarantee relates to the failure of the Issuer to deliver Shares upon conversion of the Bonds, and if so demanded by UBS AG, to make such Shares available according to the instructions of UBS AG) within seven days of the receipt by the Guarantor from UBS AG first written demand for payment (or for delivery of the Shares), provided that such demand contains a confirmation that (a), in case of demand for payment, the amount claimed is unpaid and equivalent to (i) any principal, interest, accretion or additional amount due under the Terms of the Bonds, and/or to (ii) any indemnification due in connection with the breach of the obligation of the Issuer to deliver Shares upon conversion of the Bonds, or (b), in case of demand for delivery of Shares, that Shares were required to be delivered but were not delivered on the due date for such delivery. Notwithstanding the seven-day grace period referred to above, any payment made by the Guarantor under the Guarantee shall include any interest accrued through and including the date of payment made to the Principal Paying and Conversion Agent.

Payments under the Guarantee can only be claimed by UBS AG and not by any Bondholder. The Guarantor irrevocably waives any present or future right of objection or defence, including any right of set-off that it may otherwise raise against the obligation to pay in accordance with the Guarantee.

The Guarantee constitutes a direct, senior unsecured and unconditional obligation of the Guarantor and ranks pari passu with all other present or future unsecured and unsubordinated obligations of the Guarantor.

As long as the Bonds are outstanding, but only until all amounts of principal and interest due under the Terms of the Bonds have been placed at the disposal of the Principal Paying and Conversion Agent, the Guarantor will not provide any security for debt securities, and in particular bond issues, debentures, notes or similar debt securities that are, or are intended to be, quoted, listed, or traded on any stock exchange, OTC or other securities markets, with a maturity of more than twelve months, without at the same time enabling the Bondholders to share equally and ratably in such security, or providing for the Bondholders such other security as the Principal Paying and Conversion Agent shall deem satisfactory (any reference to Bondholders shall include, where relevant, Couponholders).

This Guarantee shall continue in full force and effect until the principal amount, interest and all other charges that are payable in respect of the Bonds have been received in full by the Principal Paying and Conversion Agent.

Payments hereunder will be made available without any withholding for present or future taxes or duties to be withheld by the Guarantor and levied by or in Switzerland and will be made in freely disposable Swiss francs which will be placed at the free disposal of the Principal Paying and Conversion Agent, on behalf of the Bondholders, irrespective of any future transfer restrictions and outside of any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments. In the event that any payments by or on behalf of the Guarantor shall be made subject to withholding or deduction for any such relevant taxes or duties, such additional amount ("Additional Amount") shall be payable by the Guarantor as may be necessary in order that the net amounts received by the Bondholders or Couponholders after such withholding or deduction shall equal the amounts which would otherwise have been received by such Bondholder or Couponholder in respect of the relevant Bonds in the absence of such withholding or deduction. However, no such Additional Amount shall be payable (i) to any Bondholder or Couponholder who is subject to such taxes or duties by reason of his being connected with Cayman Islands or Switzerland, or otherwise than by reason of the mere holding of the Bond or the Coupon or (ii) who presented the Bond or the Coupon for payment more than 30 days after the relevant payment date except to the extent that the holder of it would have been entitled to such Additional Amount on presenting such Bond or Coupon for payment on the last day of such period of 30 days assuming, whether or not it is in fact the case, that day to have been a Business Day. A business day is a day on which banks in Zurich and London are open for business ("Business Day").

The Guarantee is governed by Swiss law.

Any dispute regarding the Guarantee that may arise between UBS AG, as Paying and Conversion Agent, on the one hand, and the Guarantor, on the other hand, shall be subject to the exclusive jurisdiction of the Court of the Canton of Geneva, with the right of appeal to the Swiss Federal Court of Justice in Lausanne.

Terms and expressions not otherwise defined in this Guarantee shall have the same meaning as in the Terms of the Bonds.

Serono S.A.

/s/ Allan Shaw
Name: Allan Shaw Title: CFO & Authorized Representative